EXHIBIT 99.12

CERTIFICATION

REQUIRED BY RULE 13a-14(b) OR RULE 15d-14(b) AND

SECTION 1350 OF CHAPTER 63 OF TITLE 18

OF THE UNITED STATES CODE

Agrium Inc. (the “Company”) is filing its annual report on Form 40-F for the fiscal year ended December 31, 2016 (the “Report”) with the United States Securities and Exchange Commission.

I, Charles V. Magro, President & Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as enacted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 2, 2017

/S/ Charles V. Magro
Name:	Charles V. Magro
Title:	President & Chief Executive Officer